

DIVISION OF
CORPORATION FINANCE
Mail Stop 3030

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 3, 2010

<u>VIA U.S. Mail and Facsimile (863) 648-4983</u>

Frank D. Puissegur
Chief Financial Officer
American Commerce Solutions, Inc.
1400 Chamber Drive
Bartow, Florida 33830

>   **Re: American Commerce Solutions, Inc.**
>   **Form 10-K for the fiscal year ended February 28, 2009**
>   **Filed June 15, 2009**
>   **Form 10-Q for the fiscal quarter ended November 30, 2009**
>   **File No. 33-98682**

Dear Mr. Puissegur:

       We have reviewed your response submitted on January 26, 2010 and related filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended February 28, 2009

Exhibits, page 33

1.   We note your response to prior comment 10. As requested in the prior comment,
        please file an amendment to the Form 10-K and the Forms 10-Q for the fiscal
        quarters ended May 31, 2009 and August 31, 2009 to include certifications in the
        form set forth in Item 601 of Regulation S-K.   In addition, please also amend the
        Form 10-Q for the fiscal quarter ended November 30, 2009 to include
        certifications in the prescribed form.

Form 10-Q for the fiscal quarter ended November 30, 2009

Consolidated Statement of Operations

2.   We see that you record interest expense, net. In future filings, please separately
        state interest income and interest expense on the face of your consolidated
        statement of operations.

Note 8. Segments, page 10

3.   In your response and in future filings, please describe the nature and composition
        of the items included in "other" within the segment disclosures.

Note 9. Related Party Transaction, page 11

4.   We reference your response to prior comment 11. We understand that stock was
        issued for guarantee of a note payable to a related party and the fair value of those
        shares is being recorded as interest expense over the term of the loan. However, it
        is still not clear why the resulting loan fee [asset] is recorded as a component of
        equity. Tell us why the loan costs were not recorded as a financing asset rather
        than within equity. Please reference to the accounting literature on which you are
        relying for the accounting treatment.

Note 10. Discontinued Operations, page 12

5.   We see that you entered into an agreement to sell your Fiberglass subsidiary on
        September 29, 2009 but that the sale was to be effective on June 1, 2009. We also
        see that the gain on sale of the fiberglass division was recorded in the three
        months ended August 31, 2009. Please tell us the accounting basis for
        retroactively recording the sale of the subsidiary. Please note that under FASB
        ASC 360-10-40-5 a gain or loss not previously recognized that results from the
        sale of a long-lived asset (disposal group) shall be recognized at the date of sale.
        In addition, clarify how you determined the amount of the gain.

6.   In addition, clarify the terms of the note receivable, including how it is determined if the non-interest bearing term note will be settled in cash or stock and whose option it is to settle the note in stock or cash. We also note that the PAC is owned by the President of the Fiberglass subsidiary and is a shareholder of the company. Please tell us the basis for recording the gain considering that no cash was received, the common stock ownership before the transaction and the possible continuing ownership subsequent to the sale if the term note is settled in stock. In addition, please clarify the basis for reflecting the sale of the subsidiary as a discontinued operation and how you met the requirements of FASB ASC 205-20-45-1.

Representations

7.   As requested in our letter dated October 27, 2009, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kristin Lochhead at (202) 551-3664 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, please do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

                          Sincerely,

                          Brian Cascio
                          Accounting Branch Chief